SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and
Amendments Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934
BITAUTO HOLDINGS LIMITED

(Name of Issuer)
Ordinary Shares, Par Value US$0.00004 Per Share1

(Title of Class of Securities)
091727 1072

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐     Rule 13d-1(b)
     ☐     Rule 13d-1(c)
     ☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Ordinary Share.

[2]	This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No.	091727 107

1	NAMES OF REPORTING PERSONS LC Fund II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		4,056,235 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,056,235 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,056,235 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Based on 41,253,390 outstanding ordinary shares as of December 31, 2010.

CUSIP No.	091727 107

1	NAMES OF REPORTING PERSONS Right Lane Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,056,235 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,056,235 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,056,235 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 41,253,390 outstanding ordinary shares as of December 31, 2010.

CUSIP No.	091727 107

1	NAMES OF REPORTING PERSONS Legend Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,056,235 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,056,235 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,056,235 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 41,253,390 outstanding ordinary shares as of December 31, 2010.

Item 1(a).	Name of Issuer:

Bitauto Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

New Century Hotel Office Tower, 6/F No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China

Item 2(a).	Name of Person Filing:

LC Fund II Right Lane Limited Legend Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

LC Fund II:
10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nanlu, Zhongguancun, Haidian District, Beijing 100080, The People’s Republic of China

Right Lane Limited: Suites 2701-03, One Exchange Square, Central, Hong Kong

Legend Holdings Limited: 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nanlu, Zhongguancun, Haidian District, Beijing 100080, The People’s Republic of China

Item 2(c)	Citizenship:

LC Fund II is a Cayman Islands company; Right Lane Limited is a Hong Kong company; and Legend Holdings Limited is a PRC company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.00004 per share

Item 2(e).	CUSIP Number:

091727 107 This CUSIP number applies to the issuer’s American Depositary Shares, each representing one (1) ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is:

Not applicable

Item 4.	Ownership:

The information required by Items 4(a)—(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

LC Fund II is the record owner of 4,056,235 ordinary shares of the Issuer. LC Fund II is 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Limited. Right Lane Limited and Legend Holdings Limited may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

LC Fund II	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory

Right Lane Limited	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory

Legend Holdings Limited	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.00004 per share, of Bitauto Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

SIGNATURE
     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2011.

LC Fund II	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory

Right Lane Limited	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory

Legend Holdings Limited	By: /s/ Hao Chen

	Name:	Hao Chen
	Title:	Authorized Signatory